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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    San Antonio                      Joel
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   (Last)                           (First)             (Middle)

                              c/o Warrantech Corporation
                              One Canterbury Green
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                                    (Street)

    Stamford                           CT                06901
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Warrantech Corporation - WTEC
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     11/06/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

                            Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                             5.
                                                                                             Amount of      6.
                                                              4.                             Securities     Owner-
                                                              Securities Acquired (A) or     Beneficially   ship
                                    2A.          3.           Disposed of (D)                Owned          Form:     7.
                         2.         Deemed       Transaction  (Instr. 3, 4 and 5)            Following      Direct    Nature of
                         Trans-     Execution    Code         ------------------------------ Reported       (D) or    Indirect
1.                       action     Date, if     (Instr. 8)                   (A)            Transaction(s) Indirect  Beneficial
Title of Security        Date       any          ------------                 or             (Instr. 3 &    (I)       Ownership
(Instr. 3)               (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price    Instr.4)      (Instr.4) (Instr.4)
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
Common Stock                                                                                 3,194,880(1)    D
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Common Stock                                                                                    45,710       I        By 401(k)
                                                                                                                      plan (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Option to
purchase                                                                        Common
common stock  $3.37    4/1/99           A         A            (4)     (5)      Stock     400,000         400,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
purchase                                                                        Common
common stock  $.94   11/04/02           A         A            (3)     (5)      Stock     300,000         300,000    D
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====================================================================================================================================

Explanation of Responses:

(1) The 3,194,880 shares held by Mr. San Antonio include (a) 5,000 held by Mr. Antonio as custodian for two minor children, (b) an aggregate of 200,000 shares held by Mr. San Antonio in trust for his children of which Mr. San Antonio's wife is a trustee and (c) 10,800 shares owned by Mr. San Antonio's wife. Mr. San Antonio disclaims the beneficial ownership of shares listed in (b) above. The 3,194,880 shares held by Mr. San Antonio do not include 10,800 shares owned by his brother and sister-in-law and 5,000 shares held by Mr. San Antonio's mother, as to which Mr. San Antonio also disclaims beneficial ownership.

(2)   Based on plan statement as of September 30, 2002.

(3) This option vests 100,000 on April 1, 2003, 100,000 on April 1, 2004 and 100,000 on April 1, 2005. Options are subject to the terms of Warrantech Corporation's 1998 Employee Incentive Stock Option Plan and provided that Mr. San Antonio is employed by Warrantech Corporation on the date in which the options vest.

(4) This option vests in accordance with Mr. San Antonio's employment agreement with Warrantech Corporation, effective April 1, 1998.

(5) Any of the shares which may be purchased pursuant to the option may be acquired for a period of five (5) years from the date of which they first became exercisable.


\S\ Joel San Antonio                                             11/6/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities owned directly or Indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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